UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
AMENDMENT NO. 1 TO
FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
Macquarie Infrastructure Company LLC
(Exact name of registrant as specified in its charter)

Delaware	43-2052503
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

125 West 55th Street
New York, NY	10019
(Address of principal executive offices)	(Zip Code)
     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☑
     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐
Securities Act registration file number to which this form relates: Not applicable
Securities to be registered pursuant to Section 12(b) of the Act:
LLC interests of Macquarie Infrastructure Company LLC
(Title of Class)
Securities to be registered pursuant to Section 12(g) of the Act: None

EXPLANATORY NOTE:
     Macquarie Infrastructure Company LLC is hereby filing this Amendment No. 1 to its Registration Statement on Form 8-A filed on December 13, 2004 (the “Original Form 8-A”), to reflect the dissolution of Macquarie Infrastructure Company Trust on June 25, 2007, and the concurrent mandatory share exchange, pursuant to which all of the shares of beneficial interests in Macquarie Infrastructure Company Trust held by each shareholder at the time of the exchange was exchanged for an equal number of LLC interests of Macquarie Infrastructure Company LLC.
     In connection with the dissolution of Macquarie Infrastructure Company Trust and the share exchange, the Original Form 8-A is hereby amended and restated as follows:

Item 1. Description of Registrant’s Securities to be Registered
Item 2. Exhibits
SIGNATURE

Item 1. Description of Registrant’s Securities to be Registered.
General
     The following is a summary of the material terms of the limited liability company interests in Macquarie Infrastructure Company LLC, which we refer to as the LLC interests. Our third amended and restated operating agreement, as amended from time to time, which we refer to as the LLC agreement, provides for the issuance of the LLC interests and the distributions on and voting rights of the LLC interests. The following description is subject to the provisions of the Delaware Limited Liability Company Act. Certain provisions of the LLC agreement are intended to be consistent with the Delaware General Corporation Law, and the powers of the company and the shareholders of the company are generally intended to be similar in many respects to those of a Delaware corporation. In some instances, this summary refers to specific differences between the rights of holders of LLC interests, on the one hand, and the rights of shareholders of a Delaware corporation, on the other hand. Similarly, in some instances this summary refers to specific differences between the attributes of LLC interests, on the one hand, and shares of stock of a Delaware corporation, on the other hand. The statements that follow are subject to and are qualified in their entirety by reference to all of the provisions of the LLC agreement, which will govern your rights as a holder of LLC interests, which is filed as an exhibit to our Current Report on Form 8-K, filed with the SEC on June 22, 2007.
Authorized LLC Interests
     The company is authorized to issue 500,000,000 LLC interests. The company does not intend to issue any other class of LLC interests. All LLC interests will be fully paid and nonassessable upon payment therefor.
Dividends and Distributions
     The board of directors of the company may, in its sole discretion and at any time, declare and pay dividends of the company and make and pay distributions from the net cash flow of the company to the holders of its LLC interests, in proportion to their percentage of the aggregate number of our outstanding limited liability company interests, as they appear on the LLC interest register on the related record date. “Net cash flow,” for any period, is defined as the gross cash proceeds of the company for such period less the portion thereof used to pay or establish reserves for company expenses, debt payments, capital improvements, replacements and contingencies, all as determined by the board of directors of the company. Net cash flow will not be reduced by depreciation, amortization, cost recovery deductions or similar allowances, but will be increased by any reductions of reserves discussed in the prior sentence.
Voting Rights
     Each outstanding LLC interest is entitled to one vote on any matter with respect to which the shareholders of the company are entitled to vote, as provided in the LLC agreement and as detailed below.
     The LLC agreement provides that the shareholders are entitled, at the annual meeting of shareholders of the company, to vote for the election of all of the directors other than any director appointed by Macquarie Infrastructure Management (USA) Inc., which we refer to as our Manager. Because the LLC agreement does not provide for cumulative voting rights, the holders of a plurality of the voting power of the then outstanding LLC interests represented at a meeting will effectively be able to elect all the directors of the company standing for election.
Right to Bring a Derivative Action and Enforcement of the Provisions of the LLC Agreement by Holders of the LLC Interests
     The LLC agreement provides that a holder of LLC interests has the right to directly institute a legal proceeding against the company to enforce the provisions of the LLC agreement.

Optional Purchase by Acquirer of 90% of LLC Interests
     The LLC agreement provides that, if at any time more than 90% of the then outstanding LLC interests are held by one person, whom we refer to as the acquirer, such acquirer has the right to purchase from the other shareholders for cash all, but not less than all, of the outstanding LLC interests that the acquirer does not own. The acquirer can exercise its right to effect such purchase by delivering notice to the company of its election to make the purchase not less than 60 days prior to the date which it selects for the purchase. The company will use reasonable efforts to cause the transfer agent to mail the notice of the purchase to the record holders of the LLC interests at least 30 days prior to purchase.
     Upon the acquirer’s exercise of its purchase right, the LLC agreement provides that members other than the acquirer shall be required to sell all, but not less than all, of their outstanding LLC interests at the offer price. The offer price will be equal to the average closing price (as described below) per LLC interest, on the 20 trading days immediately prior to, but not including, the date of the acquisition exchange. While this provision of the LLC agreement provides for a fair price requirement, the LLC agreement does not provide members with appraisal rights that shareholders of a Delaware corporation would be entitled to under Section 262 of the Delaware General Corporation Law.
     The closing price of the LLC interests, as applicable, on any date of determination means:
•	the closing sale price (or, if no closing price is reported, the last reported sale price) of an LLC interest (regular way) on the NYSE on such date;

•	if the LLC interests are not listed for trading on the NYSE on any such date, the closing sale price as reported in the composite transactions for the principal U.S. securities exchange on which the LLC interests are so listed;

•	if the LLC interests are not so reported, the last quoted bid price for the LLC interests in the over-the-counter market as reported by the National Quotation Bureau or a similar organization; or

•	if the LLC interests are not so quoted, the average of the midpoint of the last bid and ask prices for the LLC interests from at least three nationally recognized investment firms that the company selects for such purpose.
Dissolution of the Company
     The LLC agreement provides for the dissolution and winding up of the company upon the occurrence of:
•	the adoption of a resolution by a majority vote of the board of directors approving the dissolution, winding up and liquidation of the company and such action has been approved by the affirmative vote of a majority of the outstanding LLC interests entitled to vote thereon;

•	the unanimous vote of its shareholders to dissolve, wind up and liquidate the company; or

•	a judicial determination that an event has occurred that makes it unlawful, impossible or impractical to carry on the business of the company as then currently operated as determined in accordance with Section 18-802 of the Delaware Limited Liability Company Act.
     Following the occurrence of a dissolution event with respect to the company, the company will be wound up in accordance with the terms of the LLC agreement. Upon the winding up of the company, the then holders of LLC interests will be entitled to share ratably in the assets of the company legally available for distribution following payment to creditors.

Anti-Takeover Provisions
     Certain provisions of the amended and restated management services agreement among the company, certain of our subsidiaries and our Manager, and the LLC agreement may make it more difficult for third parties to acquire control of the company by various means. These provisions could deprive the shareholders of the company of opportunities to realize a premium on the LLC interests owned by them. In addition, these provisions may adversely affect the prevailing market price of the LLC interests. These provisions are intended to:
•	protect the position of our Manager and its rights to manage the business and affairs of the company under the management services agreement;

•	enhance the likelihood of continuity and stability in the composition of the board of directors of the company and in the policies formulated by the board;

•	discourage certain types of transactions which may involve an actual or threatened change in control of the company;

•	discourage certain tactics that may be used in proxy fights;

•	encourage persons seeking to acquire control of the company to consult first with the board of directors of the company to negotiate the terms of any proposed business combination or offer; and

•	reduce the vulnerability of the company to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of the outstanding LLC interests or that is otherwise unfair to shareholders of the company.
Anti-Takeover Effects of the Management Services Agreement
     The limited circumstances in which our Manager may be terminated means that it will be very difficult for a potential acquirer of the company to take over the management and operation of our business. Under the terms of the management services agreement, our Manager may only be terminated by the company in the following circumstances:
•	our LLC interests, or shares of trust stock prior to the dissolution of Macquarie Infrastructure Company Trust, as applicable, underperform a weighted average of two benchmark utilities indices by more than 30% in relative terms and more than 2.5% in absolute terms in 16 out of 20 consecutive quarters prior to and including the most recent full quarter, and the holders of a minimum of 66-2/3% of LLC interests (excluding any LLC interests owned by our Manager or any affiliate of our Manager) vote to remove our Manager;

•	our Manager materially breaches the terms of the management services agreement and such breach continues unremedied for 60 days after notice;

•	our Manager acts with gross negligence, willful misconduct, bad faith or reckless disregard of its duties in carrying out its obligations under the management services agreement or engages in fraudulent or dishonest acts; or

•	our Manager experiences certain bankruptcy events.
     In addition to the limited circumstances in which our Manager can be terminated under the terms of the management services agreement, the management services agreement provides that in circumstances where the LLC interests cease to be listed on a recognized U.S. national securities exchange as a result of the acquisition of LLC interests by third parties in an amount that results in the LLC interests ceasing to meet the distribution and trading criteria on such exchange or market, the Manager has the option to either propose an alternate fee structure and remain our Manager or resign, terminate the management services agreement upon 30 days’ written notice and be paid a substantial termination fee. The termination fee payable on the Manager’s exercise of its right to resign as our Manager subsequent to a delisting of our shares could delay or prevent a change in control that may favor our shareholders. Furthermore, in the event of such a delisting and unless otherwise approved in writing by our Manager, any proceeds from the sale, lease or exchange of a significant amount of assets must be reinvested in new assets of our company. We will also be prohibited from incurring any new indebtedness or engaging in any transactions with the shareholders of the company or their affiliates without the prior written approval of the Manager. These provisions could deprive the shareholders of the company of opportunities to realize a premium on the LLC interests owned by them.
     Furthermore, upon resignation of our Manager and the termination of the management services agreement, or within 30 days of a delisting of our LLC interests unless otherwise agreed by our Manager, the company and its subsidiaries will cease using the Macquarie brand entirely, including changing their names to remove any reference to “Macquarie.” Similarly, if our Manager’s appointment is terminated by the company, the company and its subsidiaries will cease using the Macquarie brand within 30 days of termination.
Anti-Takeover Provisions in the LLC Agreement
     A number of provisions of the LLC agreement also could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of the company. The LLC agreement prohibits the merger or consolidation of the company with or into any limited liability company, corporation, trust or any other unincorporated business or the sale, lease or exchange of all or substantially all of company’s assets unless the board of directors adopts a resolution by a majority vote approving such action and unless such action is approved by the affirmative vote of a majority of the outstanding LLC interests entitled to vote thereon; provided, however, that any LLC interests held by the Manager or an affiliate or associate of the Manager shall not be entitled to vote to approve any merger or consolidation with or into, or sale, lease or exchange to, the Manager or any affiliate or an associate thereof. In addition, the LLC agreement contains provisions based on Section 203 of the Delaware General Corporation Law which prohibit the company from engaging in a business combination with an interested shareholder unless such business combination is approved by the affirmative vote of the holders of 66-2/3% of the outstanding LLC interests in the company (other than those LLC interests held by the interested shareholder or any affiliate or associate thereof).
     A “business combination” means:
•	any merger or consolidation of the company or a subsidiary of the company with an interested shareholder or any person that is, or after such merger or consolidation would be, an affiliate or associate of an interested shareholder; or

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions) to or with, or proposed by or on behalf of, an interested shareholder or an affiliate or associate of an interested shareholder of any assets of the company or a subsidiary of the company, having an aggregate fair market value of not less than ten percent of the net investment value of the company; or

•	the issuance or transfer by the company or any subsidiary of the company (in one transaction or series of transactions) of any securities of the company or any subsidiary of the company to, or proposed by or on behalf of, an interested shareholder or an affiliate or associate of an interested shareholder in exchange for cash, securities or other property (or a combination thereof) having an aggregate fair market value of not less than ten percent of the net investment value of the company; or

•	any spinoff or split-up of any kind of the company or a subsidiary of the company proposed by or on behalf of an interested shareholder or an affiliate or associate of the interested shareholder; or

•	any reclassification of the LLC interests (including any reverse split of LLC interests, or both) or recapitalization of the company, or any merger or consolidation of the company with any subsidiary of the company, or any other transaction that has the effect of increasing the percentage of the outstanding LLC interests in the company or any subsidiary of the company or any class of securities of the company or any subsidiary of the company convertible or exchangeable for LLC interests or equity securities of any subsidiary, as the case may be, that are directly or indirectly owned by an interested shareholder or any affiliate or associate of an interested shareholder; or

•	any agreement, contract or other arrangement providing for any one or more of the actions in the above bullet points.
     An “interested shareholder” is a person (other than our Manager, the company or any subsidiary of the company or any employee benefit plan) who:
•	is, or was at any time within the three-year period immediately prior to the date in question, the beneficial owner of 15% or more of the LLC interests, or trust stock, as applicable, and who did not become the beneficial owner of such amount of LLC interests or trust stock pursuant to a transaction that was approved by the company’s board of directors; or

•	is an assignee of, or has otherwise succeeded to, any LLC interests of which an interested shareholder was the beneficial owner at any time within the three-year period immediately prior to the date in question, if such assignment or succession occurred in the course of a transaction, or series of transactions, not involving a public offering.
     Subject to the right of our Manager to appoint one director and his or her successor in the event of a vacancy, the LLC agreement authorizes only the board of directors of the company to fill vacancies, including for newly created directorships. This provision could prevent a shareholder of the company from effectively obtaining an indirect majority representation on the board of directors of the company by permitting the existing board to increase the number of directors and to fill the vacancies with its own nominees. The LLC agreement also provides that, with the exception of the director appointed to serve as Chairman by our Manager, directors may be removed only for cause and only by the affirmative vote of holders of 66-2/3% of the outstanding LLC interests.
     The LLC agreement does not permit holders of the LLC interests to act by written consent. Instead, shareholders may only take action via proxy, which may be presented at a duly called annual or special meeting of shareholders of the company. Furthermore, the LLC agreement provides that special meetings may only be called by the chairman of the board of directors of the company or by resolution adopted by the board of directors. The LLC agreement also provides that shareholders seeking to bring business before an annual meeting of members or to nominate candidates for election as directors at an annual meeting of shareholders of the company, must provide notice thereof in writing to the company not less than 120 days and not more than 150 days prior to the anniversary date of the preceding year’s annual meeting of the company. In addition, the shareholder furnishing such notice must be a shareholder of record on both (1) the date of delivering such notice and (2) the record date for the determination of shareholders entitled to vote at such meeting. The LLC agreement specifies certain requirements as to the form and content of a shareholder’s notice. These provisions may preclude shareholders from bringing matters before an annual meeting or from making nominations for directors at an annual or special meeting.
     Authorized but unissued LLC interests are available for future issuance, without approval of the shareholders of the company. These additional LLC interests may be utilized for a variety of purposes, including future public offerings to raise additional capital or to fund acquisitions. The existence of authorized but unissued LLC interests could render more difficult or discourage an attempt to obtain control of the company by means of a proxy contest, tender offer, merger or otherwise.
     In addition, the board of directors of the company has broad authority to amend the LLC agreement, as discussed below. The board could, in the future, choose to amend the LLC agreement to include other provisions which have the intention or effect of discouraging takeover attempts.

Disclosure Requirements Applicable to Seven-and-One-Half Percent Investors
     In the event that we are required to obtain approval from the City of Chicago in the future for any matter, including to expand our district cooling system in downtown Chicago or to amend the use agreement we have entered into with the City of Chicago, we will need to, and certain of our investors may need to, submit an Economic Disclosure Statement, or EDS, to the City of Chicago. The LLC agreement requires any holder of 7 1/2 percent of the LLC interests to prepare and provide to us an executed EDS for submission to the City within 30 days of our written request. Completion of the then-current EDS is likely to involve making a number of representations, acknowledgements and agreements, including the following:
Representations
•	whether the investor has had a “business relationship” with any City of Chicago elected official in the 12 months before the date of the EDS;

•	the investor is not delinquent in the payment of any tax administered by the Illinois Department of Revenue, nor is it or its affiliates delinquent in paying any fine, fee, tax or other charge owed to the City of Chicago;

•	the investor and its affiliates have not, in the past five years, been found in violation of any City of Chicago, state or federal law or regulation, including environmental laws or regulations;

•	the investor, and its officers, directors, partners, members, managers and executive directors, if any, have not, in the past five years, been convicted or found liable in connection with a public transaction or contract or antitrust violations, fraud, embezzlement, theft, forgery, falsification or destruction of records, making false statements, receiving stolen property, had one or more public transactions terminated for cause or default or engaged in acts of bribery, bid-rigging or bid collusion;

•	the investor and its affiliates are not listed on any list of suspect or debarred persons maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury or the Bureau of Industry and Security of the U.S. Department of Commerce or their successors; and

•	the investor has searched any and all of its records and the records of any and all predecessor entities for records of investments or profits from slavery, the slave industry or slaveholder insurance policies, and has either found no such records and no records of names of any slaves or slaveholders or has provided full disclosure to the City of Chicago as required in the EDS.
Acknowledgements and Agreements
•	the investor will comply fully with the City’s Governmental Ethics and Campaign Financing Ordinances;

•	the investor understands and will comply with the applicable requirements of the City of Chicago’s Governmental Ethics Ordinance and the provisions of the Municipal Code relating to cooperation with investigations by the Inspector General; and

•	the investor will comply with all statutes, ordinances and regulations on which the EDS is based.
     Each investor that submits an EDS must also supplement the EDS for any changes up to the time the City of Chicago takes action on the matter.
     If the City of Chicago determines that any information provided in an EDS is false, incomplete or inaccurate, it could rescind or void our use agreement or any other arrangement that we have with the City of

Chicago at that time, as well as pursue any remedies under the use agreement or such other arrangements. Furthermore, the City of Chicago could decline to allow us or any investor that submits an EDS to participate in other transactions with the City of Chicago.
     Any EDS filed by an investor may become publicly available. By completing and signing an EDS, an investor will have waived and released any possible rights or claims which it may have against the City of Chicago in connection with the public release of information contained in the EDS and also will have authorized the City of Chicago to verify the accuracy of any information submitted in the EDS. The filing of an EDS will entitle the City of Chicago to investigate the creditworthiness of the investor named in the EDS. For further details on the currently required disclosures, we refer you to the current form of EDS, which can be found at the City of Chicago’s website at egov.cityofchicago.org.
Amendment of the LLC Agreement
     The LLC agreement may be amended by a majority vote of the board of directors of the company, except with respect to the following provisions, which effectively require an affirmative vote of at least a majority of the outstanding LLC interests:
•	the purpose or powers of the company;

•	the authorization of additional LLC interests;

•	the right of a holder of LLC interests to enforce the LLC agreement;

•	the provisions regarding the right of an acquirer of at least 90% of the LLC interests to acquire the remaining LLC interests described above;

•	the hiring of a replacement manager following the termination of the management services agreement;

•	the merger or consolidation of the company, the sale, lease or exchange of all or substantially all of the company’s assets and certain other business combinations or transactions;

•	the right of holders to vote on the dissolution of the company; and

•	the provision of the LLC agreement governing amendments thereof.
     In addition, the consent of our Manager is required to amend the provisions providing for the duties of our Manager and the secondment of our officers pursuant to the management services agreement, the provision entitling our Manager to appoint the director who will serve as the chairman of the board of directors of the company for so long as the management services agreement is in effect and the provision of the LLC agreement governing amendments thereof.
Transfer Agent and Registrar
     The transfer agent and registrar for the LLC interests is The Bank of New York.
Listing
The LLC interests are listed on the NYSE under the symbol “MIC.”

Material U.S. Federal Income Tax Considerations
     The following discussion describes the material U.S. federal income tax considerations associated with the purchase, ownership and disposition of LLC interests by U.S. holders (as defined below) and non-U.S. holders (as defined below). Except where noted, this discussion deals only with LLC interests held as capital assets by holders who acquired LLC interests in this issuance and does not address special situations, such as those of:
•	dealers in securities or currencies;

•	financial institutions;

•	regulated investment companies;

•	real estate investment trusts;

•	tax-exempt organizations;

•	insurance companies;

•	persons holding LLC interests as a part of a hedging, integrated or conversion transaction or a straddle;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings; or

•	persons liable for alternative minimum tax.
     Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, the Treasury regulations promulgated thereunder, or the Regulations, and administrative and judicial interpretations thereof, all as of the date hereof, and such authorities may be repealed, revoked, modified or subject to differing interpretations, possibly on a retroactive basis, so as to result in U.S. federal income tax consequences different from those described below.
     A “U.S. holder” of LLC interests means a beneficial owner of LLC interests that is for U.S. federal income tax purposes:
•	an individual citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Regulations to be treated as a U.S. person.
     A “non-U.S. holder” of LLC interests means a beneficial owner of LLC interests that is an individual, a corporation, an estate or a trust that is not a U.S. holder.
     If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds LLC interests, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding LLC interests, we urge you to consult your own tax adviser.
     We cannot assure you that the Internal Revenue Service, or the IRS, or the courts will agree with the tax consequences described herein. A different treatment from that described below could adversely affect the amount, timing and character of income, gain or loss in respect of an investment in the LLC interests. If you are considering the purchase of LLC interests, we urge you to consult your own tax adviser concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of LLC interests, as well as any consequences to you arising under the laws of any other taxing jurisdiction.
Prior Status of the Company
          Prior to the share exchange and dissolution of the trust, the company was owned by the trust, which was treated as a grantor trust for U.S. federal income tax purposes. As part of the dissolution of the trust and the share exchange, the trust was liquidated, resulting in a distribution of the LLC interests to holders of trust shares. The company, which had been treated as a partnership for U.S. federal income tax purposes, filed an election with the IRS to be treated as an association taxable as a corporation on the date of filing. The company has requested permission from the IRS to be treated as a corporation effective retroactively from January 1, 2007. Although the IRS has the authority to grant such permission, there can be no assurance that such permission will be granted. If such permission were not granted, the election would be effective as of the date of filing. Regardless of whether the IRS grants such permission, persons purchasing our LLC interests under this registration statement will be treated as holding interests in an association taxable as a corporation for U.S. federal income tax purposes.
U.S. Holders
          The following discussion summarizes the material U.S. federal income tax consequences of the ownership and disposition of our LLC interests applicable to U.S. holders, subject to the limitations described above.
          Distributions
          Distributions of cash or property that we pay in respect of our LLC interests will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) and will be includible in gross income by a U.S. holder upon receipt. Any such dividend will be eligible for the dividends received deduction if received by an otherwise qualifying corporate U.S. holder that meets the holding period and other requirements for the dividends received deduction. Dividends paid by us to certain non-corporate U.S. holders (including individuals), with respect to taxable years beginning on or before December 31, 2010, are eligible for U.S. federal income taxation at the rates generally applicable to long-term capital gains for individuals (currently at a maximum tax rate of 15%), provided that the U.S. holder receiving the dividend satisfies the applicable holding period and other requirements. If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a tax-free return of capital to the extent of the U.S. holder’s tax basis in our LLC interests, and thereafter will be treated as capital gain.
          Dispositions
          Upon a sale, exchange or other taxable disposition of our LLC interests, a U.S. holder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange or other taxable disposition and the U.S. holder’s adjusted tax basis in our LLC interests. Such capital gain or loss will be long-term capital gain or loss if the U.S. holder has held the LLC interests for more than one year at the time of disposition. Long-term capital gains of certain non-corporate U.S. holders (including individuals) are currently subject to U.S. federal income taxation at a maximum rate of 15%. The deductibility of capital losses is subject to limitations under the Code.
          Information Reporting and Backup Withholding Requirements
          In general, dividends on our LLC interests, and payments of the proceeds of a sale, exchange or other taxable disposition of our LLC interests paid to a U.S. holder are subject to information reporting and may be subject to backup withholding at a current maximum rate of 28% unless the U.S. holder (i) is a corporation or other exempt recipient or (ii) provides an accurate taxpayer identification number and certifies that it is not subject to backup withholding.
          Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a U.S. holder will be refunded or credited against the U.S. holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS.
Non-U.S. Holders
          The following discussion summarizes the material U.S. federal income tax consequences of the ownership and disposition of our LLC interests applicable to non-U.S. holders, subject to the limitations described above.
          U.S. Trade or Business Income
          For purposes of this discussion, dividend income and gain on the sale, exchange or other taxable disposition of our LLC interests will be considered to be “U.S. trade or business income” if such income or gain is (i) effectively connected with the conduct by a non-U.S. holder of a trade or business within the United States and (ii) in the case of a non-U.S. holder that is eligible for the benefits of an income tax treaty with the United States, attributable to a permanent establishment (or, for an individual, a fixed base) maintained by the non-U.S. holder in the United States. Generally, U.S. trade or business income is not subject to U.S. federal withholding tax (provided the non-U.S. holder complies with applicable certification and disclosure requirements); instead, a non-U.S. holder is subject to U.S. federal income tax on a net income basis at regular U.S. federal income tax rates (in the same manner as a U.S. person) on its U.S. trade or business income. Any U.S. trade or business income received by a non-U.S. holder that is a corporation also may be subject to a “branch profits tax” at a 30% rate (or lower treaty rate, if applicable) on its effectively connected earnings and profits that are not timely reinvested in a U.S. trade or business.
          Distributions
          Distributions of cash or property that we pay in respect of our LLC interests will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). A non-U.S. holder generally will be subject to U.S. federal withholding tax at a 30% rate, or at a reduced rate prescribed by an applicable income tax treaty, on any dividends received in respect of our LLC interests. If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a tax-free return of capital to the extent of the non-U.S. holder’s tax basis in our LLC interests, and thereafter will be treated as capital gain (and thus treated in the manner described in “—Dispositions” below). In order to obtain a reduced rate of U.S. federal withholding tax under an applicable income tax treaty, a non-U.S. holder will be required to provide a properly executed IRS Form W-8BEN certifying its entitlement to benefits under the treaty. A non-U.S. holder of our LLC interests that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS. A non-U.S. holder should consult its own tax advisor regarding its possible entitlement to benefits under an income tax treaty.
          The U.S. federal withholding tax described in the preceding paragraph does not apply to dividends that represent U.S. trade or business income of a non-U.S. holder who provides a properly executed IRS Form W-8ECI, certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States.
          Dispositions
          Except as set forth below, a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax in respect of any gain on a sale, exchange or other taxable disposition of LLC interests unless:
•	the gain is U.S. trade or business income; or

•	the non-U.S. holder is an individual who is present in the United States for 183 or more days in the taxable year of the disposition and meets other conditions.
          In addition, gains, if any, attributable to a sale by a non-U.S. holder of a “U.S. real property interest,” or USRPI (other than such gains subject to tax under the rules discussed above), are generally subject to U.S. federal income tax as if such gains were effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business. Moreover, a withholding tax is imposed with respect to such gain as a means of collecting such tax. This withholding tax would be creditable against a non-U.S. holder’s actual U.S. federal income tax liability and any excess withholding tax may generally be eligible for refund. For this purpose, a USRPI includes an interest (other than solely as a creditor) in a “U.S. real property holding corporation” (in general, a U.S. corporation, at least 50% of whose real estate and trade or business assets, measured by fair market value, consists of USRPIs), as well as an interest in a partnership that holds USRPIs. While we do not believe we currently are a U.S. real property holding corporation, there can be no assurance that we will not become a U.S. real property holding corporation. Gains will not be taxable under the USRPI provisions, however, where the non-U.S. holder owns no more than 5% of a publicly traded entity such as the company. A non-U.S. holder that owns more than 5% of the company should consult its tax adviser about the potential application of the USRPI provisions.
          Information Reporting and Backup Withholding Requirements
          We must annually report to the IRS and to each non-U.S. holder any dividend income that is subject to U.S. federal withholding tax, or that is exempt from such withholding tax pursuant to an income tax treaty. Copies of these information returns also may be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides. Under certain circumstances, the Code imposes a backup withholding obligation (currently at a rate of 28%) on certain reportable payments. Dividends paid to a non-U.S. holder of LLC interests generally will be exempt from backup withholding if the non-U.S. holder provides a properly executed IRS Form W-8BEN or otherwise establishes an exemption.
          The payment of the proceeds from the disposition of our LLC interests to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge or reason to know that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of our LLC interests to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a “U.S. related person”). In the case of the payment of the proceeds from the disposition of our LLC interests to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, the Treasury regulations require information reporting (but not the backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is a non-U.S. holder and the broker has no knowledge to the contrary. Non-U.S. holders should consult their own tax advisors on the application of information reporting and backup withholding to them in their particular circumstances (including upon their disposition of LLC interests).
          Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS.
          Non-U.S. holders are advised to consult their own tax advisers with respect to the particular tax consequences to them of an investment in the company.

Item 2. Exhibits.

Exhibit Number	Description

1.	Certificate of Formation of Macquarie Infrastructure Company LLC, incorporated by reference to Exhibit 3.4 of the Company’s Registration Statement on Form S-1 (Registration No. 333-116244) as originally filed with the Securities and Exchange Commission (the “Commission”) on June 7, 2004, and as subsequently amended (the “S-1 Registration Statement”)

2.	Third Amended and Restated Operating Agreement of Macquarie Infrastructure Company LLC, incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K, filed with the Commission on June 22, 2007 (the “June 2007 8-K”)

3.	Amended and Restated Certificate of Formation of Macquarie Infrastructure Assets LLC, incorporated by reference to Exhibit 3.8 of the S-1 Registration Statement

4.	Specimen certificate evidencing LLC interest of Macquarie Infrastructure Company LLC incorporated by reference to Exhibit 4.1 of the June 2007 8-K

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

MACQUARIE INFRASTRUCTURE COMPANY LLC
Date: June 25, 2007	By:	/s/ Peter Stokes
		Name:	Peter Stokes
		Title:	Chief Executive Officer